Exhibit 4.15

EXECUTION COPY

Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards

In order to continue to incentivize employees of Qunar Cayman Islands Limited (“Qunar”) to continue to perform their duties diligently and align their interests with those of Qunar’s shareholders, Qunar and Ctrip.com International, Ltd. (“Ctrip”) hereby agree, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, as follows:

1.                                      Subject to compliance with applicable U.S. securities rules and regulations, the relevant company’s insider trading policy and approvals of this agreement by the board of directors of each of Qunar and Ctrip and the approval of the relevant grants by the compensation committee of Qunar, (i) all the outstanding ordinary shares or American depositary shares (“ADSs”) of Qunar which are beneficially owned by current employees of Qunar as of the date of this agreement, (ii) all outstanding awards under Qunar’s Amended and Restated 2007 Share Plan (the “2007 Plan”) as of the date of this agreement and awards Qunar has committed to grant to employees in writing under the 2007 Plan in future periods as of the date of this agreement, when vested and exercised, and (iii) all awards to be granted under a new share incentive plan to be adopted by Qunar (the “2015 Plan”), when vested and exercised(subsections (i), (ii) and (iii) collectively, the “Covered Equities”), shall be convertible to Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS (the “Share Exchange”), which is the same ratio used in the October 2015 share exchange between Ctrip and Qunar’s shareholder Baidu, Inc., subject to adjustment for any stock split, stock dividend, change in the ratio of ordinary shares to ADSs (including the ADS ratio change, effective from December 1, 2015, whereby eight Ctrip ADSs (instead of four Ctrip ADSs) will represent one Ctrip ordinary share), or similar event affecting Qunar or Ctrip ordinary shares or ADSs, in which event the holders of the Covered Equities shall be treated no worse than any holder of Ctrip’s outstanding ordinary shares or ADSs (the “Conversion Ratio”).

The grant amounts, vesting schedules, and applicable conditions for the grantees shall be agreed in writing between Ctrip and Qunar, and the relevant details for certain senior employees of Qunar (each, an “Executive”) shall be separately provided for in an executive awards treatment agreement (the “Executive Awards Treatment Agreement”) among each Executive, Ctrip and Qunar.

2.                                      Qunar shall be entitled to grant to employees share incentives in the form of options with an exercise price of US$0.01 per ordinary share from an additional pool with the total number of shares issuable underlying the options being equivalent to 3,492,162 Qunar ADSs, which is equivalent to 2.65% of Qunar’s total outstanding shares as of September 30, 2015. Awards from such additional pool (the “Additional Qunar Pool”) shall be granted under the 2015 Plan, subject to approval by Qunar’s board of directors (the “Qunar Board”). For the avoidance of any doubt, all awards authorized for grant under the 2015 Plan as of the date of this agreement will be granted to the current employees (including those that are promoted during the fourth quarter of 2015) of Qunar as of the date of this agreement, unless such awards are terminated or forfeited after grant in which case the underlying shares may be used for award grants to future employees hired after the date of this agreement. The total number of shares underlying the awards issuable under the 2015 Plan shall be 28,476,795.

The principal terms of awards to be granted pursuant to this agreement such as the aggregate total amount of grants and the timing of the grants shall be subject to approval by the Qunar Board, except as otherwise provided hereunder or under an Executive Awards Treatment Agreement. The list of grantees, the specific amount of awards and vesting conditions for each grantee shall be submitted for confirmation after the funding date as mutually agreed by Qunar and Ctrip (the “Funding Date”) to a panel comprised of the persons agreed by Qunar and Ctrip (the “Presiding Panel”) before any Ctrip ADSs are delivered to employees, except award grants to specific individuals provided for under an Executive Awards Treatment Agreement shall not be subject to such process.

Starting from the end of the sale period as mutually agreed by Qunar and Ctrip (the “Sale Period”), holders of Covered Equities shall not be permitted to sell any Covered Equities until they are converted into Ctrip ADSs. The award agreements for the new awards to be granted pursuant to this agreement and the amended award agreements for the outstanding awards under the 2007 Plan for the relevant Covered Equities (each, an “Award Agreement”) shall provide that such awards shall be settled in or immediately converted to Ctrip ADSs upon due conversion (at the Conversion Ratio).

3.                                      (a)           For ease of administration, the Share Exchanges shall take place though three special purpose vehicles mutually agreed by Qunar and Ctrip (the “SPVs”), which shall be administrated by the respective panels consisting of the persons mutually agreed by Ctrip and Qunar.  The panels shall, with advice from legal counsel, design procedures pursuant to which the Ctrip ADSs are transferred to the relevant grantees who hold Covered Equities. Subject to compliance with applicable U.S. securities rules and regulations and Qunar’s insider trading policy, the SPVs shall deliver the corresponding number of Ctrip ADSs based on the Conversion Ratio upon the relevant grantee’s surrender of Qunar’s ordinary shares or ADSs to an entity designated by Ctrip.

Unless otherwise agreed to by Qunar and Ctrip, prior to the Funding Date, Ctrip shall cause, and Qunar shall facilitate, the filing and effectiveness of a registration statement on Form F-3 (or any equivalent registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) for the purpose of registering Ctrip ordinary shares underlying Ctrip ADSs (the “Registration Statement”) in an amount to be confirmed in writing between the parties prior to the Funding Date and to be issued under this Section 3 (based on the Conversion Ratio).

(b)                                 Ctrip and Qunar shall, and shall procure the SPVs to, take all actions necessary to effect the deposit of Ctrip ordinary shares with Ctrip’s ADS depositary bank such that the SPVs will receive unrestricted Ctrip ADSs on the Funding Date.

Qunar shall pay all fees charged by the ADS depositary bank and expenses incurred in relation to the deposit of all Ctrip ordinary shares and conversion of the Ctrip ADSs hereunder.

Qunar and Ctrip shall cooperate to facilitate the detailed administrative process for the operation of Share Exchanges through SPVs after the signing of this agreement.

4.                                      Upon the execution of the relevant Award Agreement, each of all other Qunar employees who is not an Executive as of the date of this agreement shall be granted, subject to such person’s compliance with his/her employment agreement and/or labor service contract with Qunar in all material aspects, (i) certain number of new awards from the Additional Qunar Pool, which shall be fully vested upon the date of grant (the “New Vested Employee Awards”) under the Award Agreement, and (ii) certain number of new awards from the Additional Qunar Pool, which shall vest on a quarterly basis on the same vesting schedule as such employee’s outstanding awards under the 2007 Plan as of the date of this agreement. Such numbers shall be mutually agreed by Ctrip and Qunar.

The amount of awards equivalent to the New Vested Employee Awards, or the equivalent cash amount if such awards have been exercised, shall be withheld and deposited with an account held by the relevant SPV mutually agreed by Ctrip and Qunar under escrow and shall be released to the employee immediately after the conditions mutually agreed in writing by Qunar and Ctrip, including non-competition covenants, have been satisfied. Any dispute regarding compliance with the conditions provided in the preceding sentence shall be resolved by a majority vote of the Presiding Panel.

5.                                      Ctrip and Qunar shall mutually agree how to treat the then outstanding Covered Equities in the event of a change in control transaction of Qunar or Ctrip.

6.                                      Certain employees of Qunar shall agree to abide by certain non-competition covenants to be agreed by the parties in writing and the Executives shall agree to abide by non-competition and other covenants during a compliance period to be agreed by the parties in writing.

7.                                      For the avoidance of doubt, all Ctrip ordinary shares or ADSs referred to herein shall be registered by Ctrip under the Securities Act, or offered by Ctrip pursuant to a valid exemption from the registration requirements of the Securities Act. Both Qunar and Ctrip shall take any necessary actions in order to enable the issuance, grant or transfer of Ctrip or Qunar ADSs as described in this agreement, free of any selling or transfer restrictions.

Notwithstanding anything to the contrary in this agreement, Qunar and Ctrip shall, and shall cause their respective employees, directors, consultants or advisors who are involved in the discussion of any matter hereunder or have knowledge of this agreement to keep strictly confidential this agreement and all the matters, arrangements or transactions related to this agreement.

8.                                      The employees of Qunar and future recipients of equity awards described in this agreement, and their successors or assigns, shall be express third parties beneficiaries of this agreement. No other party shall be permitted to rely on this agreement or is intended to be a third party beneficiary hereunder.

9.                                      Upon the signing of this Agreement, the Agreement shall retroactively be effective on November 18, 2015. This Agreement and the other ancillary documents dated hereof or hereafter, together with all schedules and exhibits hereto and thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and supersede all other agreements between the parties with respect to the subject matters hereof and thereof except the applicable Executive Awards Treatment Agreements executed prior to the date hereof, which shall remain effective and be subject to the provision of the Agreement.

10.                               This agreement shall be governed by and construed under, and interpreted and enforced in accordance with, the laws of the State of New York applicable to contracts executed solely in New York and to be performed entirely within that State. This agreement constitutes the entire agreement of the parties relating to the subject matter addressed in this agreement. This agreement supersedes all prior communications, contracts, or agreements between the parties with respect to the subject matter addressed in this Agreement, whether oral or written.

11.                               The parties agree that to the extent permitted by law, any dispute or controversy arising out of, relating to, or in connection with this agreement, or the interpretation, validity, construction, performance, breach, or termination thereof, will be settled by arbitration to be held at a location in Hong Kong administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. The tribunal will consist of three arbitrators. Each of Ctrip and Qunar shall appoint one arbitrator. The third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two party-appointed arbitrators. The place of arbitration will be Hong Kong. The language to be used in the arbitral proceedings will be English. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of December 9, 2015.

CTRIP.COM INTERNATIONAL LTD.

By:	/s/ Jie Sun
Name:Jie Sun
Title:Co-President & COO

[Signature Page to Framework Agreement]

IN WITNESS WHEREOF, the parties have executed this agreement as of December 9, 2015

QUNAR CAYMAN ISLANDS LIMITED

By:	/s/ Yilu Zhao
Name:Yilu Zhao
Title:Chief Financial Officer